02018590

VF 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 PROCESSING WASH

SEC FILE NUMBER
8- 50298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. W. Bach & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Expressway Plaza Suite 200
(No. and Street)

Roslyn Heights (City) NY (State) 11577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George DAVANZO 516-621-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scheneider & Associates, LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quad Suite 236 (Address) Jericho (City), NY (State) 11753 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/14/02

OATH OR AFFIRMATION

I, George DAvanzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. W. Bach & Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALAN E. GERSHBERG
NOTARY PUBLIC, NEW YORK STATE
NO. 01GE6021367, NASSAU COUNTY
COMM. EXPIRES MAR. 15, 2003
February 27, 2002
Notary Public

Signature

CEO CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in XXXXXXXXXXXXXX Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

S. W. Bach & Company
Roslyn Heights, New York

We have audited the accompanying statement of financial condition of S. W. Bach & Company as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. W. Bach & Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required

by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 15, 2002

S. W. BACH & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 284,573
Due from clearing firm	733,187
Securities owned:	
Marketable, at market value	202,740
Not readily marketable, at estimated fair value	59,100
Fixed assets - net	19,525
Due from affiliated companies	870,131
Other assets	37,146
Total assets	$2,206,402

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 250,909
Commissions payable	202,850
Total liabilities	453,759

Stockholder's Equity

Common stock, $1.00 par value - 100,000 shares authorized; 5,000 shares issued and outstanding	5,000
Additional paid-in capital	580,898
Retained earnings	1,166,745
Total stockholder's equity	1,752,643
Total liabilities and stockholder's equity	$2,206,402

See accompanying notes to financial statements.

S. W. BACH & COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$6,502,885
Net firm trading gains	56,577
Interest and other income	444,180
Total revenues	7,003,642
Expenses	
Compensation and benefits	4,369,364
Clearing and execution	368,194
Occupancy	146,122
Communications	158,385
Registration fees	75,632
Other operating expenses	205,746
Total expenses	5,323,443
Income before income taxes	1,680,199
Income taxes	658,000
Net income	$1,022,199

See accompanying notes to financial statements.

S. W. BACH & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCES, January 1, 2001	$5,000	$580,898	$ 144,546	$ 730,444
Net income	--	--	1,022,199	1,022,199
BALANCES, December 31, 2001	$5,000	$580,898	$1,166,745	$1,752,643

See accompanying notes to financial statements.

S. W. BACH & COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Increase (decrease) in cash	
Cash flows from operating activities	
Net income	$1,022,199
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,216
(Increase) decrease in operating assets:	
Due from clearing firm	(337,613)
Due from employees	194,888
Securities owned, at market value	(192,868)
Due from affiliated companies	(772,746)
Other assets	(5,179)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	147,788
Commissions payable	133,365
Total adjustments	(828,149)
Net cash provided by operating activities	194,050
Cash flows from investing activities	
Purchase of fixed assets	(1,989)
Net increase in cash	192,061
Cash at beginning of year	92,512
Cash at end of year	$ 284,573

See accompanying notes to financial statements.

S. W. BACH & COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

S. W. Bach & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc.

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

The Company is wholly-owned by JAS Management Corp. ("JAS").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and commission revenue and related expenses, on a trade-date basis.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds.

Fixed assets are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets.

Securities owned and securities sold are carried at market value with unrealized gains and losses reflected in income. Marketable securities consist entirely of publicly traded equities. Securities not readily marketable are valued at fair value as determined by management. These securities consist of equities and warrants that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - continued

The Company is included in the consolidated federal income tax return and the combined New York State income tax return filed by its parent. Federal and state income taxes are calculated on a separate return basis, and the amount or benefit calculated is either remitted to or received from the parent. Deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE 3 - FIXED ASSETS

Fixed assets consist of the following:

		Estimated Useful Life
Furniture and equipment	$14,441	7 years
Computer equipment	11,761	5 years
	26,202	
Less: Accumulated depreciation	6,677	
	$19,525	

Depreciation expense was $4,216 for the year.

NOTE 4 - INCOME TAXES

The provision for income taxes consists of the following:

Federal	$ 513,000
State	145,000
	$658,000

All income taxes are currently payable. The Company has reduced the loan due from its parent by approximately $615,000 to reflect the tax benefits provided by the parent's federal and New York State net operating losses. There were no significant deferred tax items as of December 31, 2001.

NOTE 5 - CONCENTRATION OF CREDIT RISK AND OFF-BALANCE SHEET RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a portion of its cash balances at its clearing firm.

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. These activities may expose the Company to off-balance sheet risk in the event counter-parties fail to perform and the Company is required to discharge the obligations of the non-performing party. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 6 - RELATED PARTY TRANSACTIONS

Pursuant to an attestation agreement dated as of November 1, 1998, JAS is required to pay certain obligations incurred on behalf of the Company without seeking indemnification or reimbursement from the Company. These obligations include, but are not limited to, various leases, occupancy costs and administrative expenses.

The Company has loan receivables from JAS and another affiliate in the amounts of $837,718 and $32,413, respectively. The loans are non-interest bearing and are due on demand.

NOTE 7 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2001, the Company had net capital of $725,319 which exceeded its requirement of $100,000 by $625,319. The Company's net ratio was .62 to 1.

SUPPLEMENTARY SCHEDULES

S. W. BACH & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

S. W. BACH & COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Computation of Net Capital

Stockholder's equity		$1,752,643
Nonallowable assets:		
Securities owned, not readily marketable, at estimated fair value		59,100
Fixed assets - net		19,525
Due from affiliated companies		870,131
Other assets		37,146
		985,902
Net capital before haircuts on security positions		766,741
Haircuts on securities:		
Money market balances	$ 3,602	
Stocks	30,411	
Undue concentration	7,409	
Total haircuts		41,422
Net capital		725,319
Minimum capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $453,759		100,000
Excess net capital		$ 625,319
Ratio of aggregate indebtedness to net capital		.62 to 1
Schedule of aggregate indebtedness:		
Accounts payable and accrued expenses		$ 250,909
Commissions payable		202,850
		$ 453,759
Reconciliation with the Company's unaudited net capital computation:		
Net capital, as reported in the Company's FOCUS Part IIA as of December 31, 2001 (unaudited)		$ 519,856
Audit adjustments:		
Reduction in accrued expenses		177,924
Reduction in securities haircuts		5,453
Other adjustments - net		22,086
Net capital per above		$ 725,319

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5

S. W. Bach & Company
Roslyn Heights, New York

In planning and performing our audit of the financial statements of S. W. Bach & Company for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schneider + Associates LLP

Jericho, New York
February 15, 2002